Exhibit 99.1

eHi Files Amended Transaction Statement

on Schedule 13E-3 with Securities and Exchange Commission

Shanghai, China, July 3, 2018 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today announced that it and other filing persons have filed an amended transaction statement on Schedule 13E-3 (“Transaction Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of April 6, 2018, among the Company, Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), pursuant to which the Company will merge with and into Merger Sub (the “Merger”). Attached as an exhibit to the Transaction Statement is a preliminary proxy statement (the “Preliminary Proxy Statement”) relating to an extraordinary general meeting of shareholders (the “EGM”) which the Company expects to hold later this year.

The Transaction Statement and the exhibits to the Transaction Statement, including the Preliminary Proxy Statement, contain information about the proposed acquisition by The Crawford Group, Inc. (“Crawford”), an existing shareholder of the Company, of up to (a) 37,501 Class A common shares, par value US$0.001 per share, of the Company (“Class A Shares”), 6,187,197 Class B Shares, par value US$0.001 per share, of the Company (“Class B Shares,” and together with the Class A Shares, the “Shares”) and 533,885 American Depositary Shares of the Company, each representing two Class A Shares (“ADSs”) (collectively, the “IGC Offered Securities”) held by Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, LLC (the “IGC Sellers”), and (b) 9,081,665 Class B Shares (the “GS Offered Shares”) held by GS Car Rental HK Limited and GS Car Rental HK Parallel Limited (the “GS Sellers”). It is currently contemplated that the transfer of the GS Offered Shares will be implemented indirectly as a sale of the capital stock of the GS Sellers and/or one or more affiliates of the GS Sellers and the transfer of the Class B Shares included in the IGC Offered Securities will be implemented indirectly as a sale of the capital stock of one or more affiliates of the IGC Sellers, which will allow, in each case, the transfer of the GS Offered Shares and the IGC Sellers’ Class B Shares without conversion into Class A Shares under the memorandum and articles of association of the Company.

As further described in the Transaction Statement and the exhibits to the Transaction Statement, including the Preliminary Proxy Statement, Crawford is a member of a buyer consortium consisting of the following members and their affiliates: eHi’s Chairman and chief executive officer, Ray Ruiping Zhang, MBK Partners Fund IV, L.P., Baring Private Equity Asia Limited, Redstone Capital Management (Cayman) Limited and Dongfeng Asset Management Co. Ltd. If the Merger is completed, the buyer consortium will beneficially own all outstanding shares of the Company and the ADSs will no longer be listed on the New York Stock Exchange. Crawford has agreed to vote, or cause to be voted, all Shares and ADSs it beneficially owns, including any IGC Offered Securities and GS Offered Shares it directly or indirectly acquires, in favor of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and against any alternative transaction. Crawford’s potential purchase of some or all of the IGC Offered Securities and/or the GS Offered Shares may be viewed as a step in a series of transactions, including the Merger, which constitute a “going-private” transaction under Rule 13e-3 of the Exchange Act.

eHi shareholders and other investors are urged to read the Transaction Statement and the exhibits to the Transaction Statement, including the Preliminary Proxy Statement, carefully because they contain important information about the Merger Agreement, the Merger, Crawford’s potential purchase of the IGC Offered Securities and the GS Offered Shares and other transactions that may be deemed in furtherance of the “going-private” transaction.

The Transaction Statement and the exhibits to the Transaction Statement, including the Preliminary Proxy Statement, are available on eHi’s website at http://ehi.investorroom.com/index.php?s=67 and can also be found at the SEC’s website at www.sec.gov. In addition, copies of these documents can be obtained, without charge, by contacting the Company at the following email address and/or phone number:

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn

As of the date of this release, Crawford’s purchase of the IGC Offered Securities and the GS Offered Shares has not been consummated, nor has any definitive sale and purchase agreements in respect of the IGC Offered Securities or the GS Offered Shares been executed among Crawford and any of the IGC Sellers and the GS Sellers. No assurances can be made that any such agreement will be executed or Crawford’s purchase of any of the IGC Offered Securities or the GS Offered Shares will be consummated. The consummation of the purchase of IGC Offered Securities and GS Offered Shares by Crawford is not subject to approval by the shareholders of the Company.

The closing of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the shareholders of the Company at the EGM, as well as certain other customary closing conditions. As of the date of this release, the Company has not called an EGM for the purpose of authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Merger. If and when the Company calls the EGM, it will issue a press release and file with the SEC an amendment to the Transaction Statement and a definitive proxy statement attached as an exhibit thereto to be used in connection with soliciting proxies for the EGM, and the Company will prepare and cause to be mailed the definitive proxy statement to its shareholders and ADS holders. In addition to receiving the definitive proxy statement by mail, shareholders and ADS holders will be able to obtain the final Transaction Statement and the definitive proxy statement, as well as other filings containing information about the Company, the proposed Merger, the Merger Agreement, and related matters, without charge, from eHi’s website at http://ehi.investorroom.com and the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of these documents can also be obtained, without charge, by contacting the Company at the email address and/or phone number set forth above. SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ THESE MATERIALS AND OTHER MATERIAL FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, THE COMPANY, THE OTHER PARTIES TO THE MERGER AGREEMENT, AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies is set forth in the Transaction Statement, including the Preliminary Proxy Statement filed as an exhibit thereto, filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Shares as of April 26, 2018, is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 30, 2018. Additional information regarding the interests of such potential participants may be included a subsequently amended Schedule 13E-3 Transaction Statement, preliminary or definitive proxy statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions; the possibility that various closing conditions to the transaction may not be satisfied or waived; how the Company’s shareholders and ADS holders will vote at the EGM; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the SEC, including the Transaction Statement and the proxy statement filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn